04046803

Ark
Therapeutics

30 November 2004

Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION DEC 02 2004 WASH. D.C. 185

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N R.C Plummer

PROCESSED DEC 22 2004 THOMSON FINANCIAL

12/21

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE NOVEMBER 1, 2004**
1.1	Form 363s Annual Return dated November 9, 2004
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE NOVEMBER 1, 2004**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated November 23, 2004 regarding Research Update
2.1.2	Announcement dated November 30, 2004 regarding Regulatory Approval
3.	**PRESS RELEASES SINCE NOVEMBER 1, 2004**
3.1	Press release dated November 23, 2004 regarding Research Update (see 2.1.1 above)
3.2	Press release dated November 30, 2004 regarding Regulatory Approval (see 2.1.2 above)

Companies House
— for the record —

Company Name
ARK THERAPEUTICS GROUP PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
4313987

Information extracted from Companies House records on
2nd October 2004

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 4313987/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	1 Fitzroy Mews London W1T 6DE	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7310 R & D on nat sciences & engineering	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Nicholas Roger Clive PLUMMER **Address** 1 Fitzroy Mews London W1T 6DE	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ __ / __ __ / __ __ __ __ Date Nicholas Roger Clive PLUMMER ceased to be secretary (if applicable) __ __ / __ __ / __ __ __ __
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Peter Stephen KEEN **Address** 1 Fitzroy Mews London W1T 6DE **Date of birth** 27/08/1957 **Nationality** British **Occupation** Chartered Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ __ / __ __ / __ __ __ __ Nationality Occupation Date of change __ __ / __ __ / __ __ __ __ Date Peter Stephen KEEN ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

 82-34804

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Richard PARKER **Address** 1 Fitzroy Mews London W1T 6DE **Date of birth** 02/08/1953 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Nigel Richard PARKER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Wolfgang PLISCHKE This is a service address for the beneficiary of a Confidentiality Order. **Address** 1 Fitzroy Mews London W1T 6DE **Date of birth** 15/09/1951 **Nationality** German **Occupation** ~~President Pharmaceuticals Divi~~	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation COMPANY DIRECTOR Date of change __ / __ / ____ Date Wolfgang PLISCHKE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Norman PRINCE **Address** 1 Fitzroy Mews London W1T 6DE **Date of birth** 24/06/1951 **Nationality** British **Occupation** Consultant	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date David Norman PRINCE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Mark RICHMOND **Address** 1 Fitzroy Mews London W1T 6DE **Date of birth** 01/02/1931 **Nationality** British **Occupation** Company Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Mark RICHMOND ceased to be director (if applicable) __ / __ / ____

 82-34804

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dennis Michael John TURNER **Address** 1 Fitzroy Mews London W1T 6DE **Date of birth** 04/10/1942 **Nationality** Canadian **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Dennis Michael John TURNER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martyn Douglas WILLIAMS **Address** 1 Fitzroy Mews London W1T 6DE **Date of birth** 05/05/1951 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Martyn Douglas WILLIAMS ceased to be director (if applicable) __ / __ / ____

82-34804

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Professor Seppo YLA HERTTUALA	Name
	Address 1 Fitzroy Mews London W1T 6DE	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
	Date of birth 05/01/1957	UK Postcode
	Nationality ~~Finland~~	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Professor	Nationality FINNISH
		Occupation
		Date of change __ / __ / ____
		Date Professor Seppo YLA HERTTUALA ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

ORDINARY

Number of shares issued

126,333,744

Aggregate Nominal Value of issued shares

1 pence

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

126,333,744

Aggregate Nominal Value of issued shares

1 pence

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☑ A list of changes is enclosed
- ☑ A full list of members is enclosed ON FLOPPY DISK

The last full list of members was received on: 31/10/2002

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have *transferred* shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature N.J.Plummer (~~Director~~ / Secretary)

Date 09 / 11 / 2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *31/10/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st October 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: NICK PLUMMER

Telephone number *inc code*: 020 7 3387722

Address: 1 FITZROY MEWS
LONDON

DX number *if applicable*:

DX exchange:

Postcode: W1T 6DE

Regulatory Announcement

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 23-Nov-04
Number	5222F

Ark completes patient recruitment for EG005 Phase II lipodystrophy trial
Compassionate use requests continue

London, UK, November 23 2004: Ark Therapeutics Group plc, the specialist healthcare company, announced today that enrolment of patients into its Phase II study of EG005 in HIV patients suffering from lipodystrophy has been completed. The blinded, placebo controlled, randomised study in 50 patients, is designed to investigate the effects of EG005 on body morphology and clinical chemistry (lipid and lactic acid profiles), as well as examining the safety profile over a 12 week period. Ark expects to provide an initial report on the results of the study early Q2 2005.

After completing the Phase II blinded study, patients can elect to go onto a 1 year open label extension protocol and, if they wish to remain on EG005 therapy thereafter, they may continue on a compassionate use basis. As at 22 November 2004, 45 patients have completed the initial Phase II study and the majority of these have elected to enter the 12 month extension phase. In addition, all but one of the patients completing the extension phase have requested compassionate use supplies to continue their therapy.

Dr Alan Boyd, Director of Research and Development at Ark commented: "We are pleased with the progress of the Phase II programme for EG005. The pattern of therapy continuation remains encouraging and we look forward to seeing the study results next year."

For further information, please contact:

Ark Therapeutics Group plc — 020 7388 7722
Dr Alan Boyd, Director of Research and Development
Mr Paul Higham, Director of Commercial Development

Financial Dynamics — 020 7831 3113
David Yates
Lucy Briggs

Notes to Editors

EG005

EG005 is an oral therapy being developed for the treatment of lipodystrophy syndrome. Preclinical studies indicate that EG005 works by up-regulating mitochondrial function in cells. It is believed that it may work in lipodystrophy by reversing or partially reversing the mitochondrial dysfunction

(Source: Brinkman K et al Lancet (1999) 345:1112-1115) associated with this disorder. Ark is also developing the active ingredient of EG005 under the product name Vitor™ for the treatment of muscle wasting (cachexia) in cancer, where it is currently in a phase III clinical trial.

Lipodystrophy syndrome

Lipodystrophy occurs predominately amongst HIV-positive patients receiving high active anti-retroviral therapy (HAART) and is characterised by the loss of body fat on the face and limbs and its redistribution to the abdomen and back (buffalo hump). It is also characterised by adverse changes in blood lipid profiles and metabolites and notably an increase in lactic acid levels, which in some cases can lead to death. In the USA and Europe it is estimated there are approximately 900,000 (Source:Joint United Nations Programme on HIV/AIDS (UNAIDS) December 2001) patients receiving 'HAART' per annum, all of whom suffer from or are at risk of suffering from lipodystrophy.

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet

clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. 82-34804

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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82-34804

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Regulatory Approval
Released	07:00 30-Nov-04
Number	7925F

Ark facility receives GMP certification and approval to manufacture Cerepro™

London, UK, November 30 2004: Ark Therapeutics Group plc announces today that, following an inspection by the Finnish National Agency for Medicines, on behalf of the European Medicines Agency, its facility has received Good Manufacturing Practice Certification. Approval was also given for the Company to manufacture its adenoviral-based product Cerepro™, for operable malignant glioma, for the next phase of its clinical development.

Ark's facility, in Kuopio, Finland, is able to operate up to Biosafety Level III environmental standards and is one of the few facilities approved to manufacture to these standards in Europe. It has the capability to manufacture advanced biologics, including non-integrating and integrating viral vector products and gene based medicines. Ark has a team of over 60 employees in Finland with specialist experience of adenovirus, retrovirus, baculovirus and other vector systems. The team is developing a range of therapeutic products and novel technologies including a rapid functional genomics platform identifying both gene and small molecule targets.

Nigel Parker, CEO of Ark, commented: "This is a key milestone for us. Over two years of meticulous planning and work has gone into upgrading the facility and processes and this certification endorses the quality of that effort by Ark's staff. We will now press on with our Cerepro™ manufacturing, to progress the product through the final stages of development."

For further information, please contact:

Ark Therapeutics Group plc **020 7388 7722**
Dr Nigel Parker, CEO
Dr Alan Boyd, Director of Research and Development

Financial Dynamics **020 7831 3113**
David Yates
Lucy Briggs

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties,

intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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